**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **July 2010**

Commission File Number 001-31269

# ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003, and the two Registration Statements on Form S-8 filed with the Securities and Exchange Commission on October 29, 2009.

**ALCON, INC.**

**FINANCIAL INFORMATION FOR THE**

**THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009**

## ITEM 1.   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

### ALCON, INC. AND SUBSIDIARIES
### Condensed Consolidated Balance Sheets (Unaudited)
### (in millions, except share data)

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 2,295 | $ 3,007 |
| Short term investments | 603 | 479 |
| Trade receivables, net | 1,411 | 1,346 |
| Inventories | 596 | 626 |
| Deferred income tax assets | 178 | 162 |
| Other current assets | 252 | 213 |
| Total current assets | 5,335 | 5,833 |
| Long term investments | 256 | 73 |
| Property, plant and equipment, net | 1,274 | 1,304 |
| Intangible assets, net | 533 | 255 |
| Goodwill | 690 | 688 |
| Long term deferred income tax assets | 369 | 391 |
| Other assets | 142 | 142 |
| Total assets | $ 8,599 | $ 8,686 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 330 | $ 321 |
| Short term borrowings | 291 | 607 |
| Current maturities of long term debt | 57 | -- |
| Other current liabilities | 1,106 | 1,047 |
| Total current liabilities | 1,784 | 1,975 |
| Long term debt, net of current maturities | -- | 56 |
| Long term deferred income tax liabilities | 68 | 59 |
| Other long term liabilities | 719 | 691 |
| Contingencies | | |
| Shareholders' equity: | | |
| Common shares, par value CHF 0.20 per share, 320,254,200 shares authorized; 304,258,656 shares issued and 300,407,431 shares outstanding at June 30, 2010; 304,016,290 shares issued and 299,550,733 shares outstanding at December 31, 2009 | 42 | 42 |
| Additional paid-in capital | 1,589 | 1,535 |
| Accumulated other comprehensive income | 17 | 203 |
| Retained earnings | 4,738 | 4,533 |
| Treasury shares, at cost; 3,851,225 shares at June 30, 2010 and 4,465,557 shares at December 31, 2009 | (358) | (408) |
| Total shareholders' equity | 6,028 | 5,905 |
| Total liabilities and shareholders' equity | $ 8,599 | $ 8,686 |

See accompanying notes to condensed consolidated financial statements.

## ALCON, INC. AND SUBSIDIARIES
### Condensed Consolidated Statements of Earnings (Unaudited)
### (in millions, except share data)

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Sales | $ 1,886 | $ 1,677 | $ 3,607 | $ 3,170 |
| Cost of goods sold | 426 | 415 | 818 | 769 |
| Gross profit | 1,460 | 1,262 | 2,789 | 2,401 |
| Selling, general and administrative | 508 | 468 | 1,000 | 940 |
| Research and development | 184 | 157 | 353 | 303 |
| Amortization of intangibles | 13 | 5 | 24 | 12 |
| Other operating expenses | 4 | -- | 8 | -- |
| Operating income | 751 | 632 | 1,404 | 1,146 |
| Other income (expense): | | | | |
| Gain (loss) from foreign currency, net | (5) | 9 | (7) | (1) |
| Interest income | 8 | 13 | 16 | 24 |
| Interest expense | (2) | (5) | (5) | (10) |
| Other, net | 16 | 2 | 36 | 6 |
| Earnings before income taxes | 768 | 651 | 1,444 | 1,165 |
| Income taxes | 98 | 69 | 201 | 131 |
| Net earnings | $ 670 | $ 582 | $ 1,243 | $ 1,034 |
| Basic earnings per common share | $ 2.23 | $ 1.95 | $ 4.14 | $ 3.46 |
| Diluted earnings per common share | $ 2.21 | $ 1.94 | $ 4.09 | $ 3.44 |
| Basic weighted average common shares | 300,453,325 | 298,744,287 | 300,218,403 | 298,663,437 |
| Diluted weighted average common shares | 303,645,943 | 300,638,975 | 303,608,180 | 300,328,778 |

See accompanying notes to condensed consolidated financial statements.

**ALCON, INC. AND SUBSIDIARIES**
**Condensed Consolidated Statements of Cash Flows (Unaudited)**
**(in millions)**

| | Six months ended June 30, | |
| --- | --- | --- |
| | **2010** | **2009** |
| Cash provided by (used in) operating activities: | | |
| Net earnings | $ 1,243 | $ 1,034 |
| Adjustments to reconcile net earnings to cash provided from operating activities: | | |
| Depreciation | 104 | 92 |
| Amortization of intangibles | 24 | 12 |
| Share-based payments | 36 | 41 |
| Tax benefits from share-based compensation | 6 | 1 |
| Deferred income taxes | (3) | 65 |
| Loss (gain) on sale of assets | (32) | 55 |
| Unrealized appreciation on trading securities | (5) | (66) |
| Other, net | 4 | 6 |
| Changes in operating assets and liabilities, net of effects from business acquisition: | | |
| Trade receivables | (136) | (144) |
| Inventories | (27) | (35) |
| Other assets | (15) | (2) |
| Accounts payable | 20 | 18 |
| Other current liabilities | 78 | 31 |
| Other long term liabilities | 13 | 7 |
| Net cash from operating activities | 1,310 | 1,115 |
| | | |
| Cash provided by (used in) investing activities: | | |
| Purchases of property, plant and equipment | (142) | (139) |
| Acquisition of business, net of cash acquired | (157) | -- |
| Purchases of intangible assets | (137) | (1) |
| Purchases of investments | (1,303) | (657) |
| Proceeds from sales and maturities of investments | 972 | 717 |
| Other, net | 3 | -- |
| Net cash from investing activities | (764) | (80) |
| | | |
| Cash provided by (used in) financing activities: | | |
| Net proceeds from (repayment of) short term debt | (269) | (187) |
| Repayment of long term debt | -- | (1) |
| Dividends on common shares | (1,037) | (1,048) |
| Acquisition of treasury shares | (12) | (5) |
| Proceeds from exercise of stock options | 56 | 10 |
| Tax benefits from share-based payment arrangements | 17 | -- |
| Net cash from financing activities | (1,245) | (1,231) |
| | | |
| Effect of exchange rates on cash and cash equivalents | (13) | 7 |
| | | |
| Net increase (decrease) in cash and cash equivalents | (712) | (189) |
| | | |
| Cash and cash equivalents, beginning of period | 3,007 | 2,449 |
| | | |
| Cash and cash equivalents, end of period | $ 2,295 | $ 2,260 |

See accompanying notes to condensed consolidated financial statements.

**(in millions, except share and per share data)**

## (1) Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. During July 2008, Nestlé sold approximately 74 million of its Alcon common shares to Novartis AG. At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon. In January 2010, Novartis exercised its call option for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis, as discussed in note 13.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2009 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

## (2) Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units, performance share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Basic weighted average common shares outstanding | 300,453,325 | 298,744,287 | 300,218,403 | 298,663,437 |
| Effect of dilutive securities: | | | | |
| Employee stock options | 1,847,644 | 1,622,748 | 1,966,778 | 1,443,077 |
| Share-settled stock appreciation rights | 990,219 | 53,385 | 1,057,793 | 26,840 |
| Share-settled restricted share units and performance share units | 354,165 | 143,530 | 344,273 | 94,710 |
| Contingent restricted common shares | 590 | 75,025 | 20,933 | 100,714 |
| Diluted weighted average common shares outstanding | 303,645,943 | 300,638,975 | 303,608,180 | 300,328,778 |

Certain executives of the Company had deferred the receipt of 73,086 and 126,194 Alcon common shares at June 30, 2010 and 2009, respectively, into the Alcon Executive Deferred Compensation Plan. Alcon common shares held

**(in millions, except share and per share data)**

in the plan were reflected as outstanding in the condensed consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the periods ended June 30, 2010 and 2009 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

| | 2010 | 2009 |
|---|---|---|
| Stock options | -- | 506,327 |
| Share-settled stock appreciation rights | 5,850 | 3,590,405 |

The effect of their inclusion would have been anti-dilutive.

### (3) Cash Flows—Supplemental Disclosure

| | Six months ended June 30, 2010 | Six months ended June 30, 2009 |
|---|---|---|
| Supplemental Disclosure of Cash Flow Information: | | |
| Cash paid during the period for the following: | | |
| Interest expense, net of amount capitalized | $ 5 | $ 9 |
| Income taxes | $ 139 | $ 121 |

### (4) Supplemental Balance Sheet Information

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| **Inventories, at Lower of Cost or Market** | | |
| Finished products | $ 362 | $ 375 |
| Work in process | 50 | 50 |
| Raw materials | 184 | 201 |
| Total | $ 596 | $ 626 |

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| **Property, Plant and Equipment, Net** | | |
| Property, plant and equipment, at cost | $ 2,641 | $ 2,650 |
| Accumulated depreciation | (1,367) | (1,346) |
| Total | $ 1,274 | $ 1,304 |

**(in millions, except share and per share data)**

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| **Other Current Liabilities** | | |
| Accrued compensation | $ 290 | $ 333 |
| Accrued taxes | 288 | 201 |
| Accrued product rebates | 260 | 221 |
| Other | 268 | 292 |
| Total | $ 1,106 | $ 1,047 |

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| **Accumulated Other Comprehensive Income (Loss)** | | |
| Foreign currency translation adjustment | $ 103 | $ 265 |
| Unrealized gains (losses) on investments, net of income taxes | 2 | 30 |
| Unrecognized postretirement benefits (losses) and prior service costs, net of tax benefits | (88) | (92) |
| Total | $ 17 | $ 203 |

## (5) Investments

At June 30, 2010 and December 31, 2009, investments were:

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| Short term investments: | | |
| Trading securities | $ 7 | $ 22 |
| Available-for-sale investments | 596 | 457 |
| Total short term investments | $ 603 | $ 479 |
| Long term investments—available-for-sale investments | $ 256 | $ 73 |

At June 30, 2010 and December 31, 2009, trading securities were:

| | June 30, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Net Unrealized Gains (Losses) | Estimated Fair Value | Net Unrealized Gains (Losses) | Estimated Fair Value |
| Total trading securities | $ (4) | 7 | $ (9) | $ 22 |

**(in millions, except share and per share data)**

At June 30, 2010, available-for-sale investments were:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Short term investments: | | | | |
| U.S. government and agency securities | $ 189 | $ 1 | $ -- | $ 190 |
| Mortgage-backed securities | 9 | -- | -- | 9 |
| Corporate debt securities | 392 | 1 | (1) | 392 |
| Equity securities | 2 | -- | -- | 2 |
| State and municipal securities | 3 | -- | -- | 3 |
| Total short term investments | 595 | 2 | (1) | 596 |
| Long term investments: | | | | |
| U.S. government and agency securities | 204 | 1 | -- | 205 |
| Mortgage-backed securities | 5 | -- | -- | 5 |
| Corporate debt securities | 46 | -- | -- | 46 |
| Total long term investments | 255 | 1 | -- | 256 |
| Total available-for-sale investments | $ 850 | $ 3 | $ (1) | $ 852 |

**(in millions, except share and per share data)**

At December 31, 2009, available-for-sale investments were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Short term investments: | | | | |
| U.S. government and agency securities | $ 129 | $ -- | $ (1) | $ 128 |
| Mortgage-backed securities fund | 75 | 7 | -- | 82 |
| Mortgage-backed securities | 6 | -- | -- | 6 |
| Senior secured bank loans fund | 131 | 23 | -- | 154 |
| Corporate debt securities | 43 | -- | -- | 43 |
| Equity securities | 29 | -- | -- | 29 |
| Other investments | 15 | -- | -- | 15 |
| Total short term investments | 428 | 30 | (1) | 457 |
| Long term investments: | | | | |
| U.S. government and agency securities | 52 | -- | (1) | 51 |
| Mortgage-backed securities | 10 | -- | -- | 10 |
| Equity securities | 2 | -- | -- | 2 |
| Other investments | 8 | 2 | -- | 10 |
| Total long term investments | 72 | 2 | (1) | 73 |
| Total available-for-sale investments | $ 500 | $ 32 | $ (2) | $ 530 |

The senior secured bank loans fund was a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets were pledged as collateral.

The contractual maturities of available-for-sale investments at June 30, 2010 were:

| | **Amortized Cost** | **Estimated Fair Value** |
|---|---|---|
| Debt securities, maturing: | | |
| Within one year | $ 291 | $ 291 |
| After 1 year through 10 years | 548 | 550 |
| After 10 years through 15 years | -- | -- |
| Beyond 15 years | 9 | 9 |
| Total debt securities recorded at market | 848 | 850 |
| Equity securities | 2 | 2 |
| Total available-for-sale investments | $ 850 | $ 852 |

Activities related to available-for-sale investments were as shown below. The cost of securities sold was based on the specific identification method.

**(in millions, except share and per share data)**

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Proceeds from sales and principal repayments | $ 451 | $ 447 | $ 957 | $ 448 |
| Gross realized gains on sales | 21 | 2 | 40 | 2 |
| Gross realized losses on sales | (2) | (2) | (2) | (2) |

The net unrealized holding gains (losses) on trading securities included in earnings were:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Net unrealized holding gains (losses) on trading securities included in earnings | $ 1 | $ 26 | $ 5 | $ 66 |

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at June 30, 2010 and December 31, 2009 were $2 and $30, respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Changes in unrealized holding gains (losses) arising during the period | $ 3 | $ 26 | $ 8 | $ 29 |
| Reclassification adjustment for losses (gains) included in net income | (17) | -- | (36) | (1) |
| Changes in net unrealized gains (losses) on investments, net of taxes | $ (14) | $ 26 | $ (28) | $ 28 |

As of June 30, 2010 and December 31, 2009, there were no individual securities with gross unrealized losses on available-for-sale investments greater than $1. Total gross unrealized losses on available-for-sale investments at June 30, 2010 and December 31, 2009 were $1 and $2, respectively.

(in millions, except share and per share data)

*Investment Income*

In the condensed consolidated statements of earnings, other, net, included gains (losses) on investments as follows:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Realized gains (losses) on sale of investments | $ 17 | $ (22) | $ 32 | $ (58) |
| Net unrealized gains (losses) on investments classified as trading securities | 1 | 26 | 5 | 66 |
| Net gains (losses) on investments | $ 18 | $ 4 | $ 37 | $ 8 |

## (6) Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency. To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. At June 30, 2010, the fair value hedge derivative instruments have settlement dates in the third and fourth quarters of 2010 and cover a gross notional amount of $606.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions primarily in Switzerland, and the short-term maturities of most derivatives. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date.

For the periods ended June 30, 2010 and 2009, the effects of foreign exchange derivative instruments were:

(in millions, except share and per share data)

| | | Three months ended June 30, 2010 | | Six months ended June 30, 2010 | |
|---|---|---|---|---|---|
| **Derivatives in Fair Value Hedging Relationships** | **Location of Gain (Loss) Recognized in Earnings on Derivatives** | **Amount of Gain (Loss) Recognized in Earnings on Derivatives** | **Amount of Gain (Loss) on the Hedged Items** | **Amount of Gain (Loss) Recognized in Earnings on Derivatives** | **Amount of Gain (Loss) on the Hedged Items** |
| Foreign exchange forward contracts | Gain (loss) from foreign currency, net | $ 25 | $ (28) | $ 42 | $ (47) |

| | | Three months ended June 30, 2009 | | Six months ended June 30, 2009 | |
|---|---|---|---|---|---|
| **Derivatives in Fair Value Hedging Relationships** | **Location of Gain (Loss) Recognized in Earnings on Derivatives** | **Amount of Gain (Loss) Recognized in Earnings on Derivatives** | **Amount of Gain (Loss) on the Hedged Items** | **Amount of Gain (Loss) Recognized in Earnings on Derivatives** | **Amount of Gain (Loss) on the Hedged Items** |
| Foreign exchange forward contracts | Gain (loss) from foreign currency, net | $ 18 | $ (19) | $ 30 | $ (33) |

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At June 30, 2010, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $57 at the respective quarter-end exchange rate. The fair value of the interest rate swap agreement is reported in other current assets. This interest rate swap did not have a significant effect on results of operations in 2010 and 2009. The long term bank loan matures in January 2011.

Fair Value of Financial Instruments

At June 30, 2010 and December 31, 2009, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings, long term debt and the estimated fair value of certain contingent payments. The estimated fair values of these financial instruments are noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates.

At June 30, 2010, the Company's cash equivalents included $187 of instruments that were tri-party fully collateralized reverse repurchase agreements. They were transacted on June 30, 2010 and matured “overnight” on July 1, 2010, the next business day. The Company utilized this type of transaction to enhance yields on available cash balances, while maintaining liquidity. These securities were recorded at cost, which approximated fair value.

The Company received debt and equity securities as collateral for its advances under the reverse repurchase agreements. A financial institution other than the seller held the collateral for the Company's benefit. The value and

(in millions, except share and per share data)

the liquidity of the underlying collateral were required to be between 102% and 110%, depending upon the credit of collateral, of the advanced amount and were evaluated by an independent third-party custodian. The Company recorded only its advances under the agreements as cash equivalents at the time of entering the transactions and recognized the interest income upon settlement. The collateral value or changes in collateral value were not recorded or recognized.

The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair values of investments and acquisition-related contingent payments were determined as discussed below.

| | June 30, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Carrying Amounts | Fair Value | Carrying Amounts | Fair Value |
| **Assets:** | | | | |
| Short term trading and available-for-sale investments | $ 603 | $ 603 | $ 479 | $ 479 |
| Long term available-for-sale investments | 256 | 256 | 73 | 73 |
| Forward exchange contracts | 8 | 8 | 6 | 6 |
| Interest rate swaps | 1 | 1 | 1 | 1 |
| **Liabilities:** | | | | |
| Long term debt, excluding capital lease obligations | 57 | 57 | 56 | 56 |
| Liability for acquisition-related contingent payments | 88 | 88 | 71 | 71 |
| Forward exchange and option contracts | 6 | 6 | 2 | 2 |

Financial instruments, such as equity and fixed income securities, other investments, financial liabilities and derivatives, were presented at fair value. Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date. Where available, fair value is based on or derived from observable market prices or parameters. Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair values. The categories, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of each instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and interest rate derivatives. Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data. The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

(in millions, except share and per share data)

Level 3 – Inputs are unobservable inputs for the assets or liabilities. These inputs reflect management's best estimate of what market participants would use in pricing the assets or liabilities at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds. The Company's liabilities carried at fair value in this category are acquisition-related contingent payments.

The Company's Level 3 financial investments are held in funds professionally managed by investment managers. The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types. The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company's ability to look through to the underlying assets at the date the financial statements are prepared. Because of these constraints, the Company classified these fund investments as Level 3.

As of June 30, 2010, the Company estimated $88 as the fair value of its obligations to make contingent payments related to acquisitions. The fair value measurements were based on significant inputs not observable in the market and thus represent a level 3 measurement.

In connection with an acquisition in 2009, the Company is obligated to make acquisition-related contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. At June 30, 2010, the fair value of these payments was estimated to be $71. Each milestone was assigned a probability based on its current status. The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believed was appropriate and representative of a market participant assumption. The probabilities assigned to payment streams ranged from 5% to 39%. An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

In connection with an acquisition in 2010, the Company is obligated to make acquisition-related contingent payments of up to $145 upon achieving certain sales objectives through 2014. The fair value of these payments at June 30, 2010 was estimated to total $17. The fair value was based on the Company's estimates of the probability and timing of related sales projection streams. Each revenue projection assumption was assigned a probability and the resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believed was appropriate and representative of a market participant assumption. Achieving the Company's most optimistic sales assumption would not increase the estimated fair value more than $5.

The fair values of these contingent payments are reviewed each reporting period. Any changes in the estimated value not associated with the original purchase price valuation are recorded in the Company's results of operations. No such changes were recognized in the current period.

(in millions, except share and per share data)

*Fair Value by Category*

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest level of input that is significant to the fair value measurement.

| | Fair Value as of June 30, 2010 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| **Financial Assets** | | | | |
| Trading securities - Hedge funds | $ -- | $ -- | $ 7 | $ 7 |
| Available-for-sale securities: | | | | |
| U.S. government and agency securities | -- | 395 | -- | 395 |
| Mortgage-backed securities | -- | 14 | -- | 14 |
| Corporate debt securities | -- | 438 | -- | 438 |
| Equity securities | 2 | -- | -- | 2 |
| State and municipal securities | -- | 3 | -- | 3 |
| Forward exchange contracts | -- | 8 | -- | 8 |
| Interest rate swaps | -- | 1 | -- | 1 |
| Total | $ 2 | $ 859 | $ 7 | $ 868 |
| **Financial Liabilities** | | | | |
| Liability for acquisition-related contingent payments | $ -- | $ -- | $ 88 | $ 88 |
| Foreign exchange and option contracts | -- | 6 | -- | 6 |
| Total | $ -- | $ 6 | $ 88 | $ 94 |

**(in millions, except share and per share data)**

| | Fair Value as of December 31, 2009 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| **Financial Assets** | | | | |
| Trading securities - Hedge funds | $ -- | $ -- | $ 22 | $ 22 |
| Available-for-sale securities: | | | | |
| U.S. government and agency securities | -- | 179 | -- | 179 |
| Mortgage-backed securities fund | -- | 82 | -- | 82 |
| Mortgage-backed securities | -- | 16 | -- | 16 |
| Senior secured bank loans fund | -- | 154 | -- | 154 |
| Corporate debt securities | -- | 43 | -- | 43 |
| Equity securities | 31 | -- | -- | 31 |
| Other investments | -- | 25 | -- | 25 |
| Forward exchange contracts | -- | 6 | -- | 6 |
| Interest rate swaps | -- | 1 | -- | 1 |
| Total | $ 31 | $ 506 | $ 22 | $ 559 |
| **Financial Liabilities** | | | | |
| Liability for acquisition-related contingent payments | $ -- | $ -- | $ 71 | $ 71 |
| Foreign exchange and option contracts | -- | 2 | -- | 2 |
| Total | $ -- | $ 2 | $ 71 | $ 73 |

*Level 3 Gains and Losses*

At June 30, 2010, trading securities were the only type of financial assets included in Level 3. The trading securities were professionally managed investment funds, which included hedge funds of $7. The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques. The valuation was based on the net asset values as furnished by the funds' custodians. If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of such fund's individual holdings may meet the definition of Level 1 or Level 2. The only liabilities included in Level 3 were the acquisition-related contingency payments, discussed earlier in this note.

Total gains or losses (realized and unrealized) that were included in earnings for financial assets and liabilities classified as Level 3 were a component of other, net, in the condensed consolidated statements of earnings. For the six months ended June 30, 2010, there were net gains (realized and unrealized) of $1 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $16. Realized and unrealized net gains during the period were approximately 3.4% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

(in millions, except share and per share data)

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the six months ended June 30, 2010:

| | Assets | Liabilities |
|---|---|---|
| | Trading Securities - Hedge Funds | Acquisition Related Contingent Payments |
| Beginning balance | $ 22 | $ 71 |
| Total gains or losses (realized/unrealized) | | |
| Included in earnings before income taxes | 1 | -- |
| Included in other comprehensive income | -- | -- |
| Acquisition-related activities | -- | 17 |
| Proceeds on sales and maturities | (16) | -- |
| Ending balance | $ 7 | $ 88 |

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

| | Three months ended June 30, 2010 | Six months ended June 30, 2010 |
|---|---|---|
| Total gains or losses included in earnings for the period | $ 1 | $ 1 |
| Change in unrealized gains (losses) related to assets still held at reporting date | $ -- | $ -- |

At June 30, 2009, trading securities were the only type of financial assets and liabilities included in Level 3.

Total gains or losses (realized and unrealized) that were included in earnings for financial assets and liabilities classified as Level 3 were a component of other, net, in the condensed consolidated statements of earnings.

**(in millions, except share and per share data)**

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the six months ended June 30, 2009:

| | Assets Trading Securities |
|---|---|
| Beginning balance | $ 261 |
| Total gains or losses (realized/unrealized) | |
| Included in earnings | 4 |
| Proceeds on sales | (222) |
| Ending balance | $ 43 |

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

| | Three months ended June 30, 2009 | Six months ended June 30, 2009 |
|---|---|---|
| Total gains or losses included in earnings for the period | $ 2 | $ 4 |
| Change in unrealized gains (losses) related to assets still held at reporting date | $ -- | $ -- |

*Valuation Techniques*

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types: market approach, income approach and cost approach. The Company valued its Level 3 financial assets and liabilities at June 30, 2010 and 2009 primarily using the market approach and, to a lesser extent, the income approach.

*Market Approach*. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables. A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach. Most measurements were market quotes or were obtained from other reliable market sources. The Company did not use market indices for valuing material balances measured at fair value.

*Income Approach*. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Examples of income approach valuation techniques include present value techniques, option-pricing models, and binomial or lattice models that incorporate present value techniques and option-pricing models. The Company valued certain derivatives, in part or whole, using the income approach.

*Cost Approach*. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

**ALCON, INC. AND SUBSIDIARIES**
**Notes to Condensed Consolidated Financial Statements (Unaudited)**
**(in millions, except share and per share data)**

The valuation approaches are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation technique(s) may be used. Professionally managed investment funds may use a combination of market, income and cost approaches. The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

*Other-Than-Temporary Impairment of Available-for-Sale Investments*

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities. An individual security is impaired if the fair value of the investment is less than its amortized cost basis. Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis. Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. If impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The Company determined that, at June 30, 2010, there was no other-than-temporary impairment of available-for-sale investments with unrealized losses.

**(7) Intangible Assets and Goodwill**

| | June 30, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| **Intangible Assets** | | | | |
| Subject to amortization: | | | | |
| Licensed technology | $ 465 | $ (301) | $ 332 | $ (296) |
| Patents | 278 | (32) | 111 | (24) |
| Other | 116 | (97) | 121 | (93) |
| Total subject to amortization | 859 | (430) | 564 | (413) |
| Not subject to amortization: | | | | |
| Purchased in process research and development assets | 104 | -- | 104 | -- |
| Total intangible assets | $ 963 | $ (430) | $ 668 | $ (413) |

During the six months ended June 30, 2010, the Company added patents and licensed technology through a business acquisition and asset purchases.

(in millions, except share and per share data)

Changes in the carrying amount of goodwill for the six months ended June 30, 2010 were as follows:

| | United States Segment | International Segment | Total |
|---|---|---|---|
| **Goodwill** | | | |
| Balance, December 31, 2009 | $ 423 | $ 265 | $ 688 |
| Acquisition of business | 16 | 5 | 21 |
| Impact of changes in foreign exchange rates | (10) | (9) | (19) |
| Balance, June 30, 2010 | $ 429 | $ 261 | $ 690 |

## (8) Short Term Borrowings and Long Term Debt

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| **Short Term Borrowings** | | |
| Lines of credit | $ 255 | $ 273 |
| Commercial paper | -- | 286 |
| From affiliates | 8 | 7 |
| Bank overdrafts | 28 | 41 |
| Total short term borrowings | $ 291 | $ 607 |

At June 30, 2010, the Company had unsecured credit and commercial paper facilities totaling $2,783, including bank overdraft agreements, with third parties that were denominated in various currencies.

As of June 30, 2010, total borrowings from Nestlé and its subsidiaries were $8 under unsecured revolving credit facilities of $73. In the event of a change of control, these agreements would no longer be available for additional borrowings, and any outstanding balances would become payable in accordance with the related terms.

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| **Long Term Debt** | | |
| Bank loan | $ 57 | $ 56 |
| Less current maturities of long term debt | 57 | -- |
| Long term debt, net of current maturities | $ -- | $ 56 |

The bank loan, guaranteed by Nestlé, contains provisions that may accelerate the obligation in the event that Nestlé's ownership of Alcon falls below 51%.

**(in millions, except share and per share data)**

**(9) Income Taxes**

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. In June 2009, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that is anticipated to be completed substantially by the end of 2010. In May 2009, the IRS and the Company entered the Compliance Assurance Process ("CAP") program for 2009. In January 2010, the IRS and the Company extended the CAP program to 2010. The Company also currently is subject to income tax examinations by various state, local and other foreign tax authorities. In addition, in June 2009, the Company and the IRS signed an advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions. Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012. The Company expects that the Japanese-Swiss APA will be concluded in 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board ("FASB") guidance which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amount of unrecognized tax benefits related to transfer pricing, currency translations and other tax positions reflected in the Tax Reserves will significantly increase or decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits or advance pricing agreements, (ii) the further development of tax laws through judicial or administrative actions and/or (iii) the actual payment of Tax Reserves. Although tax laws are complex and significant uncertainty exists with respect to the actual date that any of the currently active audits or APA negotiations could reach final resolution or a new audit could commence, management believes it is reasonably possible that unrecognized tax benefits could increase in the next 12 months by at least 10% or decrease by over 70%.

The total amount of gross unrecognized tax benefits included in the Tax Reserves and the amount that would impact the effective tax rate, if recognized, did not change materially during the first six months of 2010. The Company's policy is to classify interest and penalties in income tax expense. The gross amount of interest and penalties accrued as part of Tax Reserves did not change materially during the first six months of 2010. At June 30, 2010, the condensed consolidated balance sheet included $22 in other current liabilities and $55 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

During the six months ended June 30, 2010, the Company recognized a $25 tax charge for the write-off of deferred tax assets as a result of provisions of U.S. healthcare reform laws enacted during the period.

**(10) Business Segments**

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular

(in millions, except share and per share data)

vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

| | Sales | | Operating Income | | Depreciation and Amortization | |
|---|---|---|---|---|---|---|
| **Three months ended June 30,** | **2010** | **2009** | **2010** | **2009** | **2010** | **2009** |
| United States | $ 890 | $ 790 | $ 550 | $ 475 | $ 16 | $ 11 |
| International | 996 | 887 | 446 | 372 | 23 | 22 |
| Segments total | 1,886 | 1,677 | 996 | 847 | 39 | 33 |
| Manufacturing operations | -- | -- | (9) | (19) | 13 | 12 |
| Research and development | -- | -- | (170) | (137) | 8 | 5 |
| General corporate | -- | -- | (48) | (40) | 6 | 3 |
| Share-based compensation | -- | -- | (18) | (19) | -- | -- |
| Total | $ 1,886 | $ 1,677 | $ 751 | $ 632 | $ 66 | $ 53 |

| | Sales | | Operating Income | | Depreciation and Amortization | |
|---|---|---|---|---|---|---|
| **Six months ended June 30,** | **2010** | **2009** | **2010** | **2009** | **2010** | **2009** |
| United States | $ 1,616 | $ 1,448 | $ 981 | $ 828 | $ 28 | $ 23 |
| International | 1,991 | 1,722 | 909 | 751 | 51 | 42 |
| Segments total | 3,607 | 3,170 | 1,890 | 1,579 | 79 | 65 |
| Manufacturing operations | -- | -- | (26) | (36) | 27 | 24 |
| Research and development | -- | -- | (320) | (256) | 12 | 9 |
| General corporate | -- | -- | (104) | (99) | 10 | 6 |
| Share-based compensation | -- | -- | (36) | (42) | -- | -- |
| Total | $ 3,607 | $ 3,170 | $ 1,404 | $ 1,146 | $ 128 | $ 104 |

During the three months ended March 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties. This change in estimate resulted in a $24 addition to U.S. operating income during the period.

In the three months and six months ended June 30, 2010, the Company incurred pretax expenses totaling $4 and $8, respectively, for costs related to the anticipated change of control discussed in note 13 and other costs to support

23

(in millions, except share and per share data)

Alcon's board of directors in its evaluation of Novartis's merger proposal. In the tables above, these expenses were included with general corporate expenses.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment. These programs included a staffing reduction of approximately 260 employee positions that resulted in a pretax charge of $18 for the six months ended June 30, 2009, which was included in general corporate expenses.

## (11) Share-Based Compensation Plans

On February 10, 2010, pursuant to the Amended 2002 Alcon Incentive Plan, the Company's board of directors approved the grant, effective February 17, 2010, to certain employees of approximately 543,000 share-settled restricted share units ("RSUs"). The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at termination of employment or at retirement before age 62.

On May 20, 2010, the Company's board of directors approved an award effective May 25, 2010 to each non-employee director of Alcon of 850 RSUs. The RSUs have a three-year cliff vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

Restricted share units are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.

Forfeitures were estimated based on historical experience.

If factors change and the Company employs different assumptions to account for share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

The effects of share-based equity awards on operating income and net earnings were:

| | Three months ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| Total share-based equity award costs applicable for period | $ 18 | $ 18 |
| Costs capitalized in inventory | -- | -- |
| Costs recognized in operating income | 18 | 18 |
| Less tax benefit recognized in net earnings | 4 | 6 |
| Reduction to net earnings | $ 14 | $ 12 |

(in millions, except share and per share data)

| | Six months ended June 30, | |
|---|---|---|
| | 2010 | 2009 |
| Total share-based equity award costs applicable for period | $ 36 | $ 41 |
| Costs capitalized in inventory | -- | -- |
| Costs recognized in operating income | 36 | 41 |
| Less tax benefit recognized in net earnings | 10 | 13 |
| Reduction to net earnings | $ 26 | $ 28 |

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements for retirement.

The effects of share-based liability awards on operating income for all reporting periods were not significant.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan. At June 30, 2010, the Company has reserved approximately 21.6 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

The Company's board of directors previously authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the Amended 2002 Alcon Incentive Plan. At June 30, 2010, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.7 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.

Upon a change of control in the ownership of Alcon, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 13), the Company's share-based compensation awards granted to employees prior to January 1, 2009 will vest immediately. However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control. If Alcon is not the surviving corporation under a change in control, the equivalent value of the successor's securities may be substituted for Alcon shares under the awards. The Company does not expect the acceleration of vesting will have a material impact on results of operations.

(in millions, except share and per share data)

**(12) Pension and Postretirement Benefits**

Components of net periodic benefit costs:

| Three months ended June 30, | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Service cost | $ 6 | $ 5 | $ 4 | $ 4 |
| Interest cost | 8 | 7 | 4 | 4 |
| Expected return on assets | (1) | -- | (4) | (3) |
| Prior service cost | -- | -- | -- | -- |
| Net losses (gains) | 1 | 1 | -- | 1 |
| Net periodic benefit cost | $ 14 | $ 13 | $ 4 | $ 6 |

| Six months ended June 30, | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2010 | 2009 | 2010 | 2009 |
| Service cost | $ 13 | $ 10 | $ 7 | $ 7 |
| Interest cost | 15 | 13 | 8 | 8 |
| Expected return on assets | (2) | (1) | (7) | (5) |
| Prior service cost | -- | -- | -- | -- |
| Net losses (gains) | 3 | 3 | 1 | 2 |
| Net periodic benefit cost | $ 29 | $ 25 | $ 9 | $ 12 |

Certain U.S. defined benefit plans contain change of control provisions such that, upon a change in control in the ownership of Alcon, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 13), the Company immediately would recognize special termination benefits and curtailment charges, and payments of related pension benefits would be accelerated. Management estimates that such charges would be in the range of $70 to $90, if the change of control occurs in the second half of 2010.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. The trust purchased company owned life insurance from a related captive insurance company subsidiary. The assets of the trust at June 30, 2010 were primarily the cash surrender value ($273 at June 30, 2010) of the life insurance policies. The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust. The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants in the event the Company undergoes a change of control, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 13). Based on a range of actuarially determined pension benefit projections and current market conditions, management estimates the contribution required would be between $140 and $160.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Under a change of control, the

(in millions, except share and per share data)

participants may or may not be migrated to another plan, and additional contributions by the Company may or may not be required in any new single-employer plans.

### (13) Proposed Change of Control

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share. This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé. The option rights commenced on January 1, 2010 and expire on July 31, 2011. As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call option price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement. Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon, with the 23% balance being the publicly traded shares.

The consummation of a purchase and sale transaction under the option right is subject to regulatory approvals. The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, the Company will no longer benefit from certain synergies as a result of Nestlé's ownership. Alcon has taken advantage of the synergies in several functional areas. Management does not anticipate a significant financial impact to Alcon due to the loss of these synergies because the Company is currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control. However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé's remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law. Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share. The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals. Upon Novartis becoming a majority shareholder of Alcon, management believes that Alcon's Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis. The Independent Director Committee engaged independent financial and legal advisors in connection

(in millions, except share and per share data)

with its evaluation of the proposed merger. On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal. The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

On July 8, 2010, the Independent Director Committee announced the creation and funding of the Alcon Litigation Trust, an irrevocable trust established under New York law pursuant to a resolution of the Alcon board of directors. The current members of the Independent Director Committee are the initial trustees of the trust.

The trust was created and funded on July 7, 2010 with $50. The Independent Director Committee indicated that the trust was created to:

- Provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis on January 4, 2010, and

- Ensure the protection of the interests of Alcon and its minority shareholders in connection with any such transaction.

The trust's property is held solely for the benefit of Alcon's minority shareholders and may only be expended to the extent determined by the trustees to be in the best interests of Alcon and its minority shareholders. Of the $50 comprising the trust's property, no more than $10 may be used for fees, expenses or liabilities that are not mandatory court costs such as the advancement of judicial costs or the posting of a bond or other security by a party seeking injunctive relief.

The trust will terminate, among other circumstances, if a majority of the group comprising the trustees and the other non-conflicted members of the Independent Director Committee as of such time recommend a transaction between Alcon and Novartis in accordance with the processes set forth in Alcon's organizational documents. The trust will also terminate if a court of competent jurisdiction, in a final, non-appealable, binding order or decision, holds either that the transaction contemplated by Novartis's merger proposal is legal, valid and effective or that Novartis's removal of the current Independent Director Committee members from the Alcon board of directors is legal, valid and effective.

## (14) Commitments and Contingencies

### *Minority Shareholder Class Action Lawsuits*

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law (discussed in note 13). Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis. The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger. On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal. The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

Certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest. The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv)

**(in millions, except share and per share data)**

aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."

Eight cases filed in the U.S. District Courts for the Southern District of New York and the Northern District of Texas were consolidated into one class action case in the Southern District of New York. A ninth case, which did not name Alcon, Inc. and its board of directors as parties, had been filed in the Eastern District of New York but was voluntarily dismissed by the plaintiffs on March 18, 2010.

On April 14, 2010, plaintiffs in the consolidated action dismissed their claims against Nestlé and the five Alcon directors designated by Nestlé in exchange for Nestlé's and its directors' agreement that, without impairing the directors' ability to exercise their fiduciary obligations to Alcon, among other things, during the pendency of the action, they will take no action to (1) amend the Alcon Organizational Regulations, (2) remove or replace the Alcon independent directors or (3) facilitate Novartis's proposal to take Alcon private other than pursuant to a recommendation of the Independent Director Committee. On May 24, 2010, the court granted a motion by Novartis and dismissed the action in its entirety on the ground that Switzerland was a more convenient forum for the dispute. The court denied motions filed by plaintiffs seeking reconsideration of this dismissal order and requesting leave to file an amended complaint. On July 14, 2010, the plaintiffs appealed the district court's dismissal to the U.S. Court of Appeals for the Second Circuit. That appeal is pending.

Two cases filed in District Court, Tarrant County, Texas and two cases filed in the County Court at Law, Dallas County, Texas have been consolidated for pre-trial purposes by the Texas Multidistrict Litigation Panel in the Texas District Court, Dallas County. Novartis has filed a motion seeking dismissal of these actions on the ground that Switzerland is a more convenient forum. That motion remains pending.

We are currently unable to express an opinion on the outcome of these still-pending class action cases due to their infancy.

***Other Contingencies***

Alcon, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies. With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what are known as Abbreviated New Drug Applications ("ANDAs").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's *Vigamox*® antibiotic ophthalmic solution. Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer Schering Pharma AG. As part of its ANDA, Teva challenged three patents covering Alcon's innovator product *Vigamox*®. Two of the patents are owned by Alcon's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer Schering Pharma AG patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma AG's systemic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer Schering Pharma AG as co-plaintiffs against Teva relative to the ANDA challenging *Vigamox*® on April 5, 2006 in the U.S. District Court in Delaware. Bayer Schering Pharma AG subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma AG and Teva relative to the two Bayer Schering Pharma AG patents was resolved by settlement on the eve of trial. Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma AG patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents. Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014. Alcon remains the exclusive ophthalmic licensee under the Bayer Schering Pharma patents. The trial relative to the Alcon patent began on February 28,

**(in millions, except share and per share data)**

2008 and concluded on March 6, 2008. Since then, Alcon has received a notice of allowance on a related patent application with claims that will cover the *Vigamox*® product and Teva's proposed generic product. The issue fee has been paid on that application, and the patent should issue by the first quarter of 2010. On October 19, 2009, the court ruled in Alcon's favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product. On November 19, 2009, Teva filed a Notice of Appeal, but that appeal was subsequently set aside by the Federal Circuit Court of Appeals as being premature. It is expected that the appeal will be reinstated after the lower court amends its form of judgment. However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address Alcon's recently allowed second patent before competing with Alcon's *Vigamox*® product in September 2014 when the underlying Bayer patent expires. If Teva were to win on appeal and overcome Alcon's second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits. On a related note, Alcon's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding. That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's *Patanol*® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which has not been challenged in this case and which expires on December 18, 2010. In addition, Alcon has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the *Patanol*® product market prior to June 2011. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015. Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA was required to delay any approval of the Apotex ANDA for 30 months until April 2009, unless the litigation were earlier resolved or the court were to modify the 30-month stay on FDA approval. Because of the protection until June 2011, provided by the unchallenged Kyowa patent, the expiration of the 30-month period was inconsequential. The two-week non-jury trial commenced April 26, 2010 with testimony concluding May 7, 2010. Closing arguments, however, were deferred and have been scheduled for August 3, 2010. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States until June 18, 2011. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's *Patanol*® product. Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in *Patanol*®. Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval. The 30-month period after which the FDA could approve Barr's generic product would expire at the end of March 2010, nine months before the Kyowa composition patent expires. Trial was scheduled for late April 2010. However, in September 2009, Barr withdrew its ANDA and subsequently has been dismissed from the suit.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's *Pataday*™ once daily olopatadine product. The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Of the two Alcon patents, the latest expiry date is November 2023. Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 18, 2011 by a pediatric extension). Alcon and Kyowa filed suit in the Federal District Court in Indianapolis on January 8, 2009. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. The 30-month period after which the FDA could approve Barr's generic product will expire in May 2011 but is of no practical effect in view of the unchallenged Kyowa patent, the term of which extends until June 2011. The FDA could, however, approve the ANDA after the June 2011 patent expiration. This case has been consolidated with the Apotex case (*Pataday*™) described below. Trial has not yet been scheduled in this case. If Barr succeeds in overcoming all of the challenged patents and/or secures FDA approval, it would be

**(in millions, except share and per share data)**

entitled to begin selling a generic olopatadine product that would compete with Alcon's *Pataday*™ product in the United States on June 18, 2011. Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed on February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice on January 12, 2009 that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon's *Pataday*™ once daily olopatadine product. Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension). Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval. Trial has not yet been scheduled in this case. If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Pataday*™ product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon's *Patanol*® product. Similar to the Apotex ANDA on *Patanol*®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension). Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge. Trial was scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (*Patanol*®) was ordered by the court. Apotex advised the court of public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial. On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex. A new trial date for the Sandoz case has not yet been set. At the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010. Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after Alcon received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's *TRAVATAN*® product containing 0.004% travoprost. Barr is challenging the following patents listed in the Orange Book for *TRAVATAN*®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062. With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014. Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product. The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. This case has been consolidated with the Par and Apotex cases on *TRAVATAN*® described below. Trial had been scheduled to commence March 7, 2011 but has been postponed until May 2, 2011. Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's *TRAVATAN*® product in the United States. In June 2010, Alcon announced its plans to discontinue *TRAVATAN*® in the United States. Therefore, competition from generic versions of *TRAVATAN*® would not be expected to impact significantly the Company's sales and profits.

**(in millions, except share and per share data)**

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission (ANDS) seeking approval from the Canadian Minister of Health to market a generic version of Alcon's *Patanol*® product. The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the *Patanol*® product. The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016. Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval. Trial has been scheduled for March 7, 2011. Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012. Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after Alcon received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of Alcon's *TRAVATAN*® and *TRAVATAN Z*® products. Par is challenging the following patents listed in the Orange Book for *TRAVATAN*® and *TRAVATAN Z*®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253. All of these patents will expire by the end of 2014. On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. All of the cases about *TRAVATAN*® and *TRAVATAN Z*® (Barr, Par and Apotex) were consolidated. Trial had been scheduled for March 7, 2011 but has been postponed until May 2, 2011. Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the *TRAVATAN*® product, if Par succeeds in overcoming all of the challenged patents and/or secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon's *TRAVATAN*® and *TRAVATAN Z*® products in the United States in December 2011. Such competition would be expected to impact significantly the Company's sales and profits.

The tenth ANDA patent suit was filed after Alcon received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's *TRAVATAN Z*® product. Barr is challenging the following patents listed in the Orange Book for *TRAVATAN Z*®: U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253. All of the patents will expire by the end of 2014. On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. All of the cases about *TRAVATAN*® and *TRAVATAN Z*® (Barr, Par and Apotex) were consolidated. Trial had been scheduled for March 7, 2011 but has been postponed until May 2, 2011. Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the *TRAVATAN Z*® product, if Barr succeeds in overcoming all of the challenged patents and/or secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's *TRAVATAN Z*® product in the United States in December 2011. Such competition would be expected to impact significantly the Company's sales and profits.

The eleventh ANDA patent suit was filed after Alcon received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's *TRAVATAN*® product. Apotex is challenging all five of the Orange Book listed patents for *TRAVATAN*®: 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062. Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until March 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. This case was consolidated with the Barr and Par cases (*TRAVATAN*® and *TRAVATAN Z*®) described above. Trial had been scheduled for March 7, 2011 but has been postponed until May 2, 2011. In June 2010, Apotex notified Alcon that it was withdrawing its ANDA on generic *TRAVATAN*®. A stipulated dismissal of Apotex was filed on July 21, 2010 and entered by the court on July 22, 2010, leaving Barr and Par as the remaining defendants.

**(in millions, except share and per share data)**

Alcon received notice dated October 19, 2009, that Apotex Corp. and Apotex Inc. have filed an ANDA challenging U.S. Patent No. 5,116,863, which covers Alcon's *Patanase*® olopatadine hydrochloride nasal spray solution. The patent, which is owned by Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., and licensed to Alcon, has a term extended by regulatory exclusivity that expires on October 15, 2011. Alcon had until December 3, 2009, to file suit and avail itself of the statutory stay on FDA approval of the ANDA. Had suit been filed by that date, the FDA could not have approved the Apotex ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval. In this case, however, the 30-month period would be shortened to coincide with the expiration date of the challenged patent in December 2010 and therefore would be inconsequential. Moreover, Alcon has regulatory exclusivity for the *Patanase*® product extending until October 2011. Under these circumstances, Alcon and Kyowa elected not to file suit. Alcon also has additional pending patent applications that are potentially relevant to the *Patanase*® product, which are not currently listed in the FDA Orange Book, and which have not been challenged by Apotex. These pending applications may or may not issue and may not cover the *Patanase*® product. Should Apotex succeed in securing FDA approval and overcoming the challenged patent and any other applicable patents that may issue, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's *Patanase*® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

The twelfth ANDA patent suit was filed after Alcon received notice on December 15, 2009 that Sandoz Inc. (an affiliate of Novartis), had filed an ANDA with a Paragraph IV certification directed to the Alcon and Kyowa patents on *Pataday*™. The Sandoz ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Of the two Alcon patents, the latest expiry date is November 2023. Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension). On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis. Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2012) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. However, because Sandoz is the third filer (behind both Barr and Apotex) and subject to a potential 180-day exclusivity period of the first filer, the 30-month stay is of no practical consequence. This case was consolidated with the other *Pataday* ™ suits (Barr and Apotex, described above), but at the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010. Subject to the possibility of the 180-day exclusivity period that potentially could accrue to Barr (as first filer) relative to the *Pataday*™ product, if Sandoz were to succeed in overcoming all the challenged patents and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon's *Pataday*™ product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

The thirteenth ANDA patent suit was filed after Alcon received notice that Wockhardt Limited (headquartered in India) had filed an ANDA with a Paragraph IV certification for a generic version of Alcon's *Patanol*® product. Wockhardt is challenging U.S. Patent No. 5,641,805, which is jointly owned by Alcon and its raw material supplier, Kyowa Hakko Kirin Co., Ltd. The challenged patent will expire in 2015. Wockhardt is not challenging, however, another Kyowa-owned U.S. patent covering *Patanol*®, which expires on December 18, 2010 (effectively extended until June 2011 by a pediatric extension). Consequently, Wockhardt's generic challenge poses no threat to the *Patanol*® product market prior to June 2011. Alcon and Kyowa filed suit against Wockhardt in the Federal District Court in Indianapolis on February 12, 2010, to avail themselves of the statutory 30-month stay on FDA approval of the proposed generic product. That 30-month period will expire August 2, 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. However, as a third ANDA filer (behind both Apotex and Sandoz), Wockhardt would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge. Subject to the possibility of such a 180-day exclusivity period that could potentially accrue to Apotex (as first filer) relative to the *Patanol*® product, if Wockhardt were to succeed in overcoming the challenged patent and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon's *Patanol*® product in the United States. Such competition would be expected to impact significantly the Company's sales and profits.

The fourteenth patent suit was filed after Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of Alcon's *Patanol*® product.

**(in millions, except share and per share data)**

The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the *Patanol*® product. The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016. Alcon and Kyowa, by timely initiating this action, are entitled to a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval. Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012. Such competition would be expected to impact the Company's sales and profits.

Alcon is also enforcing patents against generic challengers in China (*Patanol*®) and Chile (*Vigamox*®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc. Synergetics asserted that it had suffered losses resulting from alleged unlawful/unfair practices and sought a recovery that it claimed could exceed $100. Synergetics also asserted that Alcon engaged in allegedly anti-competitive behavior. On June 23, 2008, the Company filed its answer and counterclaim in the district court. In 2008 and 2009, subsidiaries of the Company filed suits against Synergetics for patent infringement in the U.S. District Court for the Northern District of Texas in Fort Worth. Synergetics answered the complaints. A series of counterclaims and motions followed. On April 23, 2010, the parties entered a Confidential Settlement and License Agreement together with a Supply Agreement. Under the agreements, Alcon paid $32 in exchange for worldwide rights to sell Synergetics patented vitreoretinal products. The products will be manufactured by Synergetics and supplied to Alcon. The agreements also settle all pending litigation between Alcon and Synergetics, including both the antitrust and the patent litigation, and provide a process for future dispute resolution.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas. Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's *AcrySof*® *ReSTOR*® intraocular lens. The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc. Alcon filed its Answer January 12, 2009. The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed. The case had been set for trial in August 2010 but has been postponed. No new trial date has been set. An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842). The complaint claims that the Company's *Azopt*® product and, potentially, other products infringe the two patents. The Company answered and counterclaimed on May 12, 2009. Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims. The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims. The case has been set for trial on October 17, 2011. The Company believes that it has strong defenses and intends to defend itself vigorously. An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry

susceptible to significant product liability claims.  Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time, the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe) London.  In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration), Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

### (15)  Acquisition

*LenSx Lasers, Inc.*

On July 6, 2010, the Company entered into a stock purchase agreement to acquire 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complimentary technology in cataract surgery.  LenSx's laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including the capsulorhexis corneal incisions and segmentation of the lens.  Currently these steps are done manually with surgical instruments.

The Company will pay approximately $362 in cash at closing to LenSx shareholders for their shares, plus maximum contingent payments of approximately $383 based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones. The closing of this acquisition is subject to receipt of required regulatory approvals and customary closing conditions.

**ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

**Results of Operations**

**Three months ended June 30, 2010 compared to three months ended June 30, 2009**

The following discussion compares operations for the three months ended June 30, 2010 to operations for the three months ended June 30, 2009.

*Sales*

The Company's global sales increased 12.5% to $1,886 million for the three months ended June 30, 2010 from the same period in 2009.  The effect of favorable exchange rates increased global sales 0.8%.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 11.7%, including 0.4% combined for additional surgical sales subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of *Durezol*™ ophthalmic steroid subsequent to the March 2010 asset purchase.  This improvement primarily reflected volume growth and, to a lesser extent, price increases during the three months ended June 30, 2010.

| | Three Months Ended June 30, | | Change | Foreign Currency Change | Change in Constant Currency (a) |
|---|---|---|---|---|---|
| | 2010 | 2009 | | | |
| | (in millions) | | | | |
| **Geographic Sales** | | | | | |
| | | | | | |
| **Alcon United States:** | | | | | |
| Pharmaceutical | $ 471 | $ 391 | 20.5 % | -- % | 20.5 % |
| Surgical | 310 | 296 | 4.7 | -- | 4.7 |
| Consumer Eye Care | 109 | 103 | 5.8 | -- | 5.8 |
| Total United States Sales | 890 | 790 | 12.7 | -- | 12.7 |
| | | | | | |
| **Alcon International**: | | | | | |
| Pharmaceutical | 366 | 322 | 13.7 | 1.0 | 12.7 |
| Surgical | 513 | 461 | 11.3 | 1.5 | 9.8 |
| Consumer Eye Care | 117 | 104 | 12.5 | 2.9 | 9.6 |
| Total International Sales | 996 | 887 | 12.3 | 1.5 | 10.8 |
| | | | | | |
| Total Global Sales | $ 1,886 | $ 1,677 | 12.5 | 0.8 | 11.7 |

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2010 reported amounts, calculated using 2009 monthly average exchange rates, to the actual 2009 reported amounts.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales improved 12.7% to $890 million for the three months ended June 30, 2010, from $790 million for the comparable period in 2009.  This improvement was driven by broad based solid performance across essentially all key pharmaceutical product categories, especially our glaucoma franchise that grew 23.7% for the three months, as well as our allergy products that benefited from a severe allergy season, and in our advanced technology intraocular lenses, *AcrySof® ReSTOR®* and *AcrySof® Toric* intraocular lenses. Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of *Durezol™* ophthalmic steroid subsequent to the March 2010 asset purchase added 0.9% to the growth. The overall improvement occurred against the backdrop of U.S. healthcare reform legislation, which reduced U.S. pharmaceutical sales by $5 million through increased rebates.

Alcon International sales increased 12.3% to $996 million in the three months ended June 30, 2010, from $887 million in the same period of 2009. The effect of favorable exchange rates increased Alcon International sales 1.5%. Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 10.8%, primarily reflecting volume growth during the period. International sales grew on a constant currency basis across all product lines and geographic areas with developed and emerging markets contributing growth of 4.6% (4.6% in constant currency) and 28.8% (24.2% in constant currency), respectively.

| | Three Months Ended June 30, | | Change | | Foreign Currency Change | | Change in Constant Currency (a) | |
|---|---|---|---|---|---|---|---|---|
| | 2010 | 2009 | | | | | | |
| | (in millions) | | | | | | | |
| **Global Product Sales** | | | | | | | | |
| Infection/inflammation | $ 248 | $ 208 | 19.2 | % | -- | % | 19.2 | % |
| Glaucoma | 322 | 274 | 17.5 | | 0.3 | | 17.2 | |
| Allergy | 212 | 160 | 32.5 | | 0.6 | | 31.9 | |
| Otic/nasal | 114 | 103 | 10.7 | | --- | | 10.7 | |
| Other pharmaceuticals/rebates | (59) | (32) | N/M | | N/M | | N/M | |
| **Total Pharmaceutical** | **837** | **713** | **17.4** | | **0.4** | | **17.0** | |
| Intraocular lenses | 313 | 289 | 8.3 | | 1.0 | | 7.3 | |
| Cataract/vitreoretinal/other | 482 | 440 | 9.5 | | 0.9 | | 8.6 | |
| Refractive | 28 | 28 | -- | | -- | | -- | |
| **Total Surgical** | **823** | **757** | **8.7** | | **0.9** | | **7.8** | |
| Contact lens disinfectants | 123 | 116 | 6.0 | | 0.8 | | 5.2 | |
| Artificial tears | 80 | 70 | 14.3 | | 1.4 | | 12.9 | |
| Other | 23 | 21 | 9.5 | | 4.7 | | 4.8 | |
| **Total Consumer Eye Care** | **226** | **207** | **9.2** | | **1.5** | | **7.7** | |
| **Total Global Sales** | **$ 1,886** | **$ 1,677** | **12.5** | | **0.8** | | **11.7** | |

N/M - Not Meaningful
(a)    See (a) on previous table.

Pharmaceutical

Global sales of our pharmaceutical products grew 17.4% during the three months ended June 30, 2010. The effect of favorable exchange rates increased global sales of our pharmaceutical products 0.4%. Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 17.0%. Sales reflected solid volume gains with all major therapeutic groups posting double-digit reported and constant currency sales growth for the three months.

Our prostaglandin family of glaucoma products includes *TRAVATAN*® ophthalmic solution, *TRAVATAN Z*® ophthalmic solution and *DuoTrav*™ ophthalmic solution. Combined sales of our family of *TRAVATAN*® products grew 14.3% for the three months ended June 30, 2010, reflecting volume growth in the United States and the International business segments, price increases in the United States, the launch of *DuoTrav*™ in Japan during June 2010 and the effects of foreign currency changes.

During the three months ended June 30, 2010, *Azopt*® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, and *AZARGA*® ophthalmic suspension, a combination formulation of brinzolamide and timolol posted a 14.8% combined sales increase as a result of market share gains for *Azopt*® and the increasing acceptance of *AZARGA*®.

A severe allergy season for the United States resulted in a 33.3% growth for global sales of our leading allergy products, *Patanol*® and *Pataday*™ ophthalmic solutions in the three months ended June 30, 2010.

Sales of *Vigamox*® ophthalmic solution, our fluoroquinolone anti-infective drug, rose 13.9% compared to 2009, reflecting global volume growth and price increases. (Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer Schering Pharma AG.) *NEVANAC*® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery. Sales of *NEVANAC*® grew 56.2% in the three months ended June 30, 2010 over the same period of the prior year, primarily from volume growth, price increases and launches in additional countries. Sales of *Durezol*™ ophthalmic steroid subsequent to the March 2010 asset acquisition provided 1.7% of the growth in sales of infection and inflammation products for the quarter.

Pursuant to a prior legal settlement, a competitor of Alcon launched a generic version of Alcon's branded *TobraDex*® ophthalmic suspension in the United States on January 1, 2009. Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of *TobraDex*® ophthalmic suspension on January 2, 2009. During the three months ended June 30, 2010, combined sales of *TobraDex*® ophthalmic suspension and Falcon's generic version of *TobraDex*® increased 9.9% globally, primarily outside the United States, over the same period of 2009.

Sales of otic/nasal products increased 10.7% in the three months ended June 30, 2010 over the same period of 2009. *Patanase*® nasal spray continued to gain market share in 2010. The severe allergy season in 2010, as well as an indication in December 2009 for patients 6 years of age or older for the use of *Patanase*® to relieve seasonal allergic rhinitis, likely added to sales growth. Despite contraction in the market for otic products, price increases positively influenced sales of *CIPRODEX*® otic suspension. (*CIPRODEX*® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.)

The change in the other pharmaceuticals/rebates line for the period ended June 30, 2010, compared to 2009, reflects growth attributable to increased statutory rebate levels pursuant to the U.S. healthcare reform legislation, increasing utilization of U.S. government programs and higher commercial rebates. As a result of healthcare reform legislation in the United States, we recognized provisions totaling $5 million for additional rebates primarily related to Medicaid.

Surgical

Global sales of our surgical products grew 8.7% to $823 million in the three months ended June 30, 2010 compared to 2009. The effect of favorable exchange rates increased global sales of our surgical products 0.9%. Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 7.8%. Higher sales of advanced technology intraocular lenses, monofocal intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the constant currency growth.

Sales of intraocular lenses improved 8.3% in the three months ended June 30, 2010 over the same period in 2009. Excluding the 1.0% favorable effect of foreign exchange fluctuations, intraocular lens sales would have increased 7.3%. Reported global sales of our advanced technology lenses increased 23.8% in the three months ended June 30, 2010 and would have grown 22.3%, without the 1.5% favorable effect of foreign exchange fluctuations. Sales of our advanced technology lenses rose with volume gains for the *AcrySof® ReSTOR®* multifocal intraocular lens that corrects presbyopia and increased adoption by surgeons of the *AcrySof® Toric* intraocular lens that corrects pre-existing astigmatism.

Solid constant currency sales growth came from most other major product categories within the cataract and vitreoretinal segments. Sales of these surgical products grew slightly faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and market share growth. Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. provided 0.6% of the sales growth in this category for the quarter.

Refractive sales were flat at $28 million for the three months ended June 30, 2010. The effect of foreign exchange fluctuations was minimal on refractive sales for 2010.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, increased 9.2% to $226 million in the three months ended June 30, 2010, compared to $207 million in the three months ended June 30, 2009. The effect of favorable exchange rates increased global sales of our consumer eye care products 1.5%. Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have increased 7.7%.

Sales of our contact lens disinfectants rose 6.0% in the three months ended June 30, 2010 compared to the same period in 2009. Excluding the impact of foreign exchange, sales of contact lens care disinfectants would have increased 5.2%, due primarily to volume growth of *OPTI-FREE® RepleniSH®* multi-purpose disinfecting solution and changes in retailer purchasing patterns from 2009.

Sales of our artificial tears products, including *Systane®* and *Systane® Ultra* lubricant eye drops, grew 14.3%, compared to the same period in 2009, primarily due to volume and price gains. Without the 1.4% positive effect attributable to foreign exchange fluctuations, sales of our artificial tears products would have grown 12.9% on a constant currency basis.

Sales of our other consumer eye care products increased 9.5% to $23 million in the three months ended June 30, 2010 from 2009. Excluding the 4.7% effect of foreign exchange fluctuations, sales of our other consumer eye care products would have increased 4.8%. The constant currency increase reflected growth in sales of ocular vitamins and redness relief products.

*Gross Profit*

Gross profit increased 15.7% to $1,460 million in the three months ended June 30, 2010 from $1,262 million in 2009. Gross profit increased as a percent of sales to 77.4% in the three months ended June 30, 2010 from 75.3% in 2009.

The gross profit margin reflected the effects of price increases in the United States, differences in foreign currency exchange rates and manufacturing efficiencies, which were somewhat offset by increased rebates from the enactment of U.S. healthcare reform legislation.

### Operating Expenses

Selling, general and administrative expenses increased 8.5% to $508 million in the three months ended June 30, 2010 from $468 million in 2009.  Selling, general and administrative expenses decreased as a percentage of sales to 27.0% from 27.9% in 2009 from disciplined cost management.  The increase in expenses reflected the unfavorable effects of foreign currency fluctuations and increased bad debt expense in Europe.

Research and development expenses increased 17.2 % to $184 million (or 9.8% of sales) in the three months ended June 30, 2010 from $157 million (or 9.4% of sales) in 2009.  The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.  The increase included operations of our ESBATech biotech laboratories, acquired in September 2009.

Amortization of intangibles increased to $13 million in the three months ended June 30, 2010, from $5 million in 2009.  The increase arose from amortization of licenses and technology related to ESBATech, acquired in September 2009, Optonol, acquired in January 2010 and certain assets purchased from Sirion in March 2010.

Other operating expenses for the three months ended June 30, 2010 represented legal and other costs related to the anticipated change of control discussed in note 13 to the condensed consolidated financial statements and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal.  A change of control would accelerate the recognition of certain compensation expenses, including share-based payments and pensions, as indicated in notes 11 and 12 to the condensed consolidated financial statements, and under "Contingencies – Change of Control" in this section of this report.

### Operating Income

Operating income rose 18.8% to $751 million in the three months ended June 30, 2010 from $632 million in 2009.  The improvement in 2010 reflected sales volume growth, price increases and foreign currency fluctuations.

Alcon United States business segment operating income increased 15.8% to $550 million, or 61.8% of sales, in the three months ended June 30, 2010 from $475 million, or 60.1% of sales, in 2009.  Operating income as a percent of sales improved in 2010 primarily as a result of sales volume growth, price increases and operating expense discipline.

Alcon International business segment operating income increased 19.9% to $446 million, or 44.8% of sales, in the three months ended June 30, 2010 from $372 million, or 41.9% of sales in 2009.  In 2010, the operating income margin rose as a result of sales growth, foreign currency exchange fluctuations and improved operating expense ratio leverage.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

### Interest and Other Income (Expenses)

Interest income declined 38.5% to $8 million in the three months ended June 30, 2010 from $13 million in 2009, as a result of lower short term interest, partially offset by higher balances of cash and cash equivalents in 2010.  Interest expense decreased 60% to $2 million in the three months ended June 30, 2010 from $5 million in 2009, resulting from decreased borrowings, partially offset by higher interest rates.

Other, net, included gains (losses) on investments for the three months ended June 30, 2010 and 2009 as follows:

| | Three months ended June 30, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | (in millions) | | | |
| Realized gains (losses) on sale of investments | $ | 17 | $ | (22) |
| Unrealized gains (losses) on investments classified as trading securities | | 1 | | 26 |
| Other | | (2) | | (2) |
| Total | $ | 16 | $ | 2 |

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  Despite the significant weighting to cash, the Company does have material exposure to fixed income securities.  In the three months ended June 30, 2010, the Company transitioned its investment portfolio toward a strategy dominated by more conservative cash and cash equivalents and high quality fixed income securities.  Investment gains during the quarter reflected the liquidation of the Company's remaining positions in a bank loans fund and equities.

The Company had material exposure during the second quarter of 2009 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds and equities.  The Company sold a portion of its fixed income securities and a portion of the senior secured bank loans fund portfolio in the second quarter of 2009.  The realized losses on sale of investments in the three months ended June 30, 2009 reflect the sale of these instruments, for which the majority of the losses were recognized as unrealized losses on trading securities during fiscal year 2008.  The Company also requested redemption of its investments in hedge funds in 2009 and the balance in hedge funds has declined to $7 million at June 30, 2010.

### Income Tax Expense

Income tax expense increased to $98 million in the three months ended June 30, 2010 from $69 million in the same period of 2009.  The effective tax rate was 12.8% in the three months ended June 30, 2010, compared to 10.6% in the three months ended June 30, 2009.

The 12.8% effective tax rate for the three months ended June 30, 2010 reflected differences in product and geographic earnings mix and the expiration of the U.S. research and experimentation credit at the end of 2009.

### Net Earnings

Net earnings increased 15.1% to $670 million in the three months ended June 30, 2010 from $582 million in 2009.  This increase resulted from 2010 gains from sales growth, foreign currency changes and improved financial investment returns.

### Six months ended June 30, 2010 compared to six months ended June 30, 2009

The following discussion compares operations for the six months ended June 30, 2010 to operations for the six months ended June 30, 2009.

### Sales

The Company's global sales increased 13.8% to $3,607 million for the six months ended June 30, 2010 from the same period in 2009.  The effect of favorable exchange rates increased global sales 3.0%.  Excluding the

effect of foreign exchange fluctuations, global sales would have grown 10.8%, including 0.3% combined for additional surgical sales subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of *Durezol*™ ophthalmic steroid subsequent to the March 2010 asset purchase. Sales reflected broad-based sales performance across all product lines and geographic areas with the United States, developed international and emerging international markets growing 11.6%, 10.6% (6.3% in constant currency) and 26.5% (18.4% in constant currency), respectively. This improvement primarily reflected volume growth and, to a lesser extent, price increases during the six months ended June 30, 2010.

| | Six Months Ended June 30, 2010 | Six Months Ended June 30, 2009 | Change | Foreign Currency Change | Change in Constant Currency (a) |
|---|---|---|---|---|---|
| | (in millions) | | | | |
| **Geographic Sales** | | | | | |
| **Alcon United States:** | | | | | |
| Pharmaceutical | $ 808 | $ 698 | 15.8 % | -- % | 15.8 % |
| Surgical | 597 | 554 | 7.8 | -- | 7.8 |
| Consumer Eye Care | 211 | 196 | 7.7 | -- | 7.7 |
| **Total United States Sales** | **1,616** | **1,448** | **11.6** | **--** | **11.6** |
| **Alcon International**: | | | | | |
| Pharmaceutical | 757 | 641 | 18.1 | 5.0 | 13.1 |
| Surgical | 998 | 876 | 13.9 | 5.3 | 8.6 |
| Consumer Eye Care | 236 | 205 | 15.1 | 7.3 | 7.8 |
| **Total International Sales** | **1,991** | **1,722** | **15.6** | **5.4** | **10.2** |
| **Total Global Sales** | **$ 3,607** | **$ 3,170** | **13.8** | **3.0** | **10.8** |

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2010 reported amounts, calculated using 2009 monthly average exchange rates, to the actual 2009 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 11.6% to $1,616 million for the six months ended June 30, 2010, from $1,448 million for the comparable period in 2009. The increase was due primarily to volume growth in several pharmaceutical product categories and in intraocular lenses, especially our advanced technology intraocular lenses, *AcrySof*® *ReSTOR*® and *AcrySof*® *Toric* intraocular lenses. Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of *Durezol*™ ophthalmic steroid subsequent to the March 2010 asset purchase added 0.6% to the growth. The overall improvement occurred against the backdrop of U.S. healthcare reform legislation, which reduced U.S. pharmaceutical sales by $10 million. This reduction included the impact of healthcare reform legislation rebate increases on sales made during the fourth quarter of 2009 that were still in the wholesale and retail distribution channels at the beginning of 2010, as well as sales made during the six months ended June 30, 2010.

Alcon International sales increased 15.6% to $1,991 million in the six months ended June 30, 2010, from $1,722 million in the same period of 2009. The effect of favorable exchange rates increased Alcon International sales 5.4%. Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 10.2%, primarily reflecting volume growth during the period. International sales grew on a constant currency basis

across all product lines and geographic areas.  Solid pharmaceutical sales growth across all geographic areas, particularly from our glaucoma franchise, and the sales growth in emerging markets were the main contributors to this performance.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. were 0.1% of the growth.

| | Six Months Ended June 30, | | Change | Foreign Currency Change | Change in Constant Currency (a) |
|---|---|---|---|---|---|
| | 2010 | 2009 | | | |
| | (in millions) | | | | |
| **Global Product Sales** | | | | | |
| Infection/inflammation | $ 478 | $ 410 | 16.6 % | 2.0 % | 14.6 % |
| Glaucoma | 625 | 507 | 23.3 | 3.0 | 20.3 |
| Allergy | 350 | 303 | 15.5 | 1.3 | 14.2 |
| Otic/nasal | 198 | 179 | 10.6 | 1.1 | 9.5 |
| Other pharmaceuticals/rebates | (86) | (60) | N/M | N/M | N/M |
| **Total Pharmaceutical** | **1,565** | **1,339** | **16.9** | **2.4** | **14.5** |
| Intraocular lenses | 604 | 537 | 12.5 | 3.6 | 8.9 |
| Cataract/vitreoretinal/other | 935 | 840 | 11.3 | 3.2 | 8.1 |
| Refractive | 56 | 53 | 5.7 | 1.9 | 3.8 |
| **Total Surgical** | **1,595** | **1,430** | **11.5** | **3.2** | **8.3** |
| Contact lens disinfectants | 238 | 222 | 7.2 | 2.7 | 4.5 |
| Artificial tears | 161 | 135 | 19.3 | 5.2 | 14.1 |
| Other | 48 | 44 | 9.1 | 4.6 | 4.5 |
| **Total Consumer Eye Care** | **447** | **401** | **11.5** | **3.8** | **7.7** |
| **Total Global Sales** | **$ 3,607** | **$ 3,170** | **13.8** | **3.0** | **10.8** |

N/M - Not Meaningful
(a)  See (a) on previous table.

Pharmaceutical

Global sales of our pharmaceutical products grew 16.9% during the six months ended June 30, 2010.  The effect of favorable exchange rates increased global sales of our pharmaceutical products 2.4%.  Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 14.5%.  Sales of key products in most major therapeutic categories reflected volume gains and share growth.

Combined sales of our family of *TRAVATAN*® products grew 19.9% for the six months ended June 30, 2010, reflecting volume growth in the United States and the International business segments.  During the six months ended June 30, 2010, *Azopt*® and *Azarga*® posted a 21.9% combined sales increase as a result of market share gains for *Azopt*® and increasing acceptance of *Azarga*® by physicians.

Sales of *Vigamox*®, our fluoroquinolone leading anti-infective drug, increased 16.5% compared to 2009 (15.3% excluding the 1.2% positive effect of foreign exchange fluctuations), reflecting U.S. price increases and volume growth in the International business segment.  Sales of anti-inflammatory *NEVANAC*® grew 60.1% in the six months ended June 30, 2010 over the same period of the prior year, due to market share gains, price increases and new product registrations outside the United States.  Sales of *Durezol*™ subsequent to the March 2010 asset acquisition provided 0.9% of the growth in sales of infection and inflammation products.

Pursuant to a prior legal settlement, a competitor of Alcon launched a generic version of Alcon's branded *TobraDex*® ophthalmic suspension in the United States on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of *TobraDex*® ophthalmic suspension on January 2, 2009.  During the six months ended June 30, 2010, combined sales of *TobraDex*® ophthalmic suspension and Falcon's generic version of *TobraDex*® decreased 5.4% globally, primarily within the United States, over the same period of 2009.  This decrease reflected the launch and distribution pipeline fill of Falcon's generic version in the six months ended June 30, 2009.

Global sales of our leading allergy products, *Patanol*® and *Pataday*™, grew 16.2% in the six months ended June 30, 2010.  Sales of our allergy products benefited from a severe allergy season in the United States during the second quarter of 2010.

Sales of otic/nasal products increased 10.6% in the six months ended June 30, 2010 over the same period of 2009.  Despite contraction in the market for otic products, sales of *CIPRODEX*® otic suspension were positively influenced by market share gains, which offset a decrease in U.S. otic market volume during 2010.  Price increases positively influenced sales of *CIPRODEX*® otic suspension.  Patanase® nasal spray continued to gain market share in 2010.  The severe allergy season in the second quarter of 2010, as well as an indication in December 2009 for patients 6 years of age or older for the use of *Patanase*® to relieve seasonal allergic rhinitis, likely added to sales growth.

The change in the other pharmaceuticals/rebates line for the period ended June 30, 2010, compared to 2009, reflects growth attributable to increased statutory rebate levels pursuant to the U.S. healthcare reform legislation, increasing utilization of U.S. government programs and higher commercial rebates.  As a result of healthcare reform legislation in the United States, we recognized provisions totaling $10 million for additional rebates primarily related to Medicaid.

Surgical

Global sales of our surgical products grew 11.5% to $1,595 million in the six months ended June 30, 2010, compared to 2009.  The effect of favorable exchange rates increased global sales of our surgical products 3.2%.  Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 8.3%.  Higher sales of intraocular lenses, as well as cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the constant currency growth.

Sales of intraocular lenses rose 12.5% in the six months ended June 30, 2010 over the same period in 2009.  Excluding the 3.6% positive effect of foreign exchange fluctuations, intraocular lens sales would have increased 8.9%.  Global sales of our advanced technology lenses, such as the *AcrySof*® *ReSTOR*® and the *AcrySof*® *Toric*, increased 34.7% in the six months ended June 30, 2010 and would have grown 31.0% without the 3.7% favorable effect of foreign exchange fluctuations.

Solid constant currency sales growth came from most other major product categories within the cataract and vitreoretinal segments.  Sales of these surgical products grew slightly faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and market share growth.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. provided 0.6% of the sales growth in this category.

The increase in refractive sales for the six months ended June 30, 2010 reflected U.S. sales growth of 8.7%, resulting from market share growth, and favorable foreign exchange fluctuations outside the United States.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, rose 11.5% to $447 million in the six months ended June 30, 2010, compared to $401 million in the six months ended June 30, 2009. The effect of favorable exchange rates increased global sales of our consumer eye care products 3.8%. Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have been grown 7.7% over the prior year.

Sales of our contact lens disinfectants climbed 7.2% in the six months ended June 30, 2010 compared to the same period in 2009. Excluding the impact of foreign exchange fluctuations, sales of contact lens disinfectants would have grown 4.5%. The increase resulted from favorable foreign exchange fluctuations and volume growth, the majority of which occurred in the United States. A portion of the U.S. volume growth reflected the return of retailers' inventories to more normal levels compared to the low levels in the same period of 2009.

Sales of our artificial tears products grew 19.3% over the same period in 2009. Excluding the 5.2% effect of foreign exchange fluctuations, sales of our artificial tears products would have improved 14.1%, primarily from volume growth in both the United States and International business segments. Market share growth of the *Systane*® family of lubricant eye drops drove this performance.

Sales of our other consumer eye care products increased 9.1% to $48 million in the six months ended June 30, 2010 from 2009. Excluding the 4.6% effect of foreign exchange fluctuations, sales of our other consumer eye care products would have increased 4.5%. The constant currency increase reflected growth in sales of ocular vitamins and redness relief products.

*Gross Profit*

Gross profit increased 16.2% to $2,789 million in the six months ended June 30, 2010 from $2,401 million in 2009. Gross profit increased as a percent of sales to 77.3% in the six months ended June 30, 2010 from 75.7% in 2009.

During the six months ended June 30, 2010, advancements in our sales reporting system permitted us to better estimate allowable deductions from sales in the calculation of accrued royalties. This change in estimate resulted in a $24 million addition to gross profit during the first quarter of 2010. The remaining gross profit margin reflected differences in foreign currency exchange rates, the effects of price increases in the United States, lapping the severance charges for the first quarter of 2009 and improvements in product sales mix, which were offset somewhat by increased rebates from the enactment of U.S. healthcare reform legislation and the loss of gross margin on sales of tobramycin/dexamethasone combination products from generic competition to *TobraDex*®.

*Operating Expenses*

Selling, general and administrative expenses increased 6.4% to $1,000 million in the six months ended June 30, 2010 from $940 million in 2009, primarily due to foreign exchange impacts, partially offset by lapping the 2009 charges for a reduction in force. In 2009, we experienced the in-period costs of $9 million for a reduction in workforce. Selling, general and administrative expenses decreased as a percentage of sales to 27.7% from 29.6% in 2009. Although these expenses rose in 2010, disciplined cost management controlled their increase to levels below sales growth.

Research and development expenses increased 16.5% to $353 million (or 9.8% of sales) in the six months ended June 30, 2010 from $303 million (or 9.6% of sales) in 2009. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines. The 2009 expense included $6 million of in-period costs for reductions in workforce. The increase in research and development expenses also included operations of our ESBATech biotech laboratories, acquired in September 2009.

Amortization of intangibles increased to $24 million in the six months ended June 30, 2010, from $12 million in 2009. The increase arose from amortization of licenses and technology related to ESBATech, acquired in September 2009, Optonol, acquired in January 2010 and certain assets from Sirion in March 2010.

Other operating expenses for the six months ended June 30, 2010 represented legal and other costs related to the anticipated change of control discussed in note 13 to the condensed consolidated financial statements and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal. A change of control would accelerate the recognition of certain compensation expenses, including share-based payments and pensions, as discussed under "Contingencies – Change of Control" in this section of this report.

### *Operating Income*

Operating income increased 22.5% to $1,404 million in the six months ended June 30, 2010 from $1,146 million in 2009. This improvement in 2010 reflected the sales growth, the change in estimating royalties, lapping the 2009 charges for a reduction in force, disciplined cost management discussed above and foreign currency exchange fluctuations. Share-based compensation costs reduced operating income by $36 million and $41 million in the six months ended June 30, 2010 and 2009, respectively. Share-based compensation costs in the six months ended June 30, 2010 represent approximately 50% of the normal share-based compensation expense to be recognized in the full year 2010, as a result of changes in the vesting of the 2010 awards. Because more awards were expensed on their grant date in February 2009, share-based compensation costs in the six months ended June 30, 2009 represented approximately 53% of the share-based compensation expense recognized in the full year 2009.

Alcon United States business segment operating income increased 18.5% to $981 million, or 60.7% of sales, in the six months ended June 30, 2010 from $828 million, or 57.2% of sales, in 2009. Operating income as a percent of sales improved in 2010 as a result of sales volume growth, price increases, the change in estimating royalties and disciplined cost management.

Alcon International business segment operating income increased 21.0% to $909 million, or 45.7% of sales, in the six months ended June 30, 2010 from $751 million, or 43.6% of sales in 2009. In 2010, the operating income margin improved as a result of sales growth, foreign exchange fluctuations, and improved operating expense ratio leverage.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

### *Interest and Other Income (Expenses)*

Interest income fell 33.3% to $16 million in the six months ended June 30, 2010 from $24 million in 2009, primarily as a result of lower short term interest rates, partially offset by higher balances of cash and cash equivalents in 2010. Interest expense decreased 50.0% to $5 million in the six months ended June 30, 2010 from $10 million in 2009, resulting from decreased borrowings and lower interest rates.

Other, net, included gains (losses) on investments for the six months ended June 30, 2010 and 2009 as follows:

| | Six months ended June 30, | | |
| --- | --- | --- | --- |
| | **2010** | | **2009** |
| | **(in millions)** | | |
| Realized gains (losses) on sale of investments | $ 32 | $ | (58) |
| Unrealized gains (losses) on investments classified as trading securities | 5 | | 66 |
| Other | (1) | | (2) |
| Total | $ 36 | $ | 6 |

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities. The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income. Despite the significant weighting to cash, the Company does have material exposure to fixed income securities. In the first six months of 2010, the Company transitioned its investment portfolio toward a strategy dominated by more conservative cash and cash equivalents and high quality fixed income securities. Investment gains during the six months ended June 30, 2010 reflected the liquidation of the Company's remaining positions in a bank loans fund, a mortgage-backed securities fund and equities.

The Company had material exposure during the first half of 2009 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds, equities and real estate investment trusts. The Company sold its investments in real estate investment trusts, a portion of its fixed income securities and a portion of the senior secured bank loans funds portfolio in the first quarter of 2009. The realized losses on sale of investments in the six months ended June 30, 2009 reflected the sale of these instruments, for which the majority of the losses were recognized as unrealized losses on trading securities during fiscal year 2008. The Company also requested redemption of its investments in hedge funds in 2009 and the balance in hedge funds has declined to $7 million at June 30, 2010.

### Income Tax Expense

Income tax expense increased to $201 million in the six months ended June 30, 2010 from $131 million in the same period of 2009. The effective tax rate was 13.9% in the six months ended June 30, 2010, compared to 11.2% in the six months ended June 30, 2009.

The higher effective tax rate for the six months ended June 30, 2010 reflected differences in product and geographic earnings mix, a $25 million tax charge from the newly enacted provisions of U.S. healthcare reform laws (discussed below), and the expiration of the U.S. research and experimentation tax credit at the end of 2009.

### Net Earnings

Net earnings increased 20.2% to $1,243 million in the six months ended June 30, 2010 from $1,034 million in 2009. This increase resulted from 2010 sales growth, the change in estimating royalties, disciplined cost management, the costs recognized in 2009 for the reduction in workforce and improved financial investment returns.

## Liquidity and Capital Resources

### Cash, Debt and Liquidity

At June 30, 2010, the Company reported cash and cash equivalents of $2,295 million, short term borrowings and total debt of $348 million and consolidated shareholders' equity of $6,028 million. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. The trust purchased company owned life insurance from a related captive insurance company subsidiary.  The assets of the trust at June 30, 2010 were primarily the cash surrender value ($273 million at June 30, 2010) of the life insurance policies.  The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

In order to receive an expedited return in 2009 of assets held by Lehman Brothers International (Europe) London (in administration) as discussed in note 14 to the condensed consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

### *U.S. Healthcare Reform*

In March 2010, the United States government enacted legislation that is expected to have far reaching implications for the healthcare industry.  The U.S. Department of Health and Human Services has broad discretion to interpret certain sections of these new laws, and numerous regulations are anticipated to follow.  The more significant changes and their estimated effects on the Company for 2010 and future years are discussed below.

- Beginning January 1, 2010, the legislation increases the Medicaid drug rebate minimum percentage for single source and innovator multiple source drugs from 15.1% to 23.1% of average manufacturer price and for non-innovator multiple source drugs from 11% to 13%.  The legislation further extends this drug rebate to utilization made through risk-based, Medicaid managed care plans.  This portion of the legislation appears to be effective as of the date of enactment (March 23, 2010).  The impact of this legislation will be to increase rebates paid by Alcon and potentially could put pressure on overall rebates paid to managed care organizations.

- Beginning January 1, 2011, pharmaceutical manufacturers must enter into agreements with the U.S. government to provide a 50% discount on covered brand name Medicare Part D drugs for eligible Part D enrollees in the coverage gap.  The legislation requires that the U.S. government must establish a model agreement within 180 days of enactment and pharmaceutical manufacturers should sign respective agreements within 30 days thereafter.  The discounts are excluded from "Best Price" for Medicaid rebate purposes.  The impact will cause Alcon to increase its rebates beginning in 2011.  To the extent patients were foregoing purchasing their medicines once they entered the Medicare Part D coverage gap, this provision could result in a modest increase in prescriptions, although at a lower price.

- The legislation also expands the section 340B drug discount program eligibility to the outpatient settings of qualified children's hospitals, free-standing cancer centers, critical access hospitals, rural referral facilities, and sole community hospitals with disproportionate share adjustment percentages equal to or greater than 8%.  This will effectively increase volume to those facilities where we offer larger discounts.

- The legislation imposes a non-deductible pharmaceutical industry fee, requiring brand manufacturers to pay an annual fee in the aggregate of $2.5 billion in 2011, escalating to $4.1 billion in 2018.  The fee is allocated to individual companies based on each manufacturer's proportion of total specified government program sales as a percentage of the entire brand manufacturing industry total of specified government program sales.  We believe there will be no fees recognized in 2010.  If the legislation had applied to 2010 and based on our 2009 sales and our assumptions about which sales will be subject to the fee, we estimate its effect on the Company would have been less than $10 million.

- The legislation imposes a 2.3% excise tax on the sale of medical devices (as defined in section 201(h) of the Federal Food, Drug and Cosmetic Act) intended for humans. This provision becomes effective for sales after December 31, 2012 and will likely be imposed on a majority of the Company's surgical revenue but will exclude sales of our over-the-counter products such as contact lens disinfectants, artificial tears, and ocular vitamins. If the legislation had applied to 2010 and based on our 2009 sales and our assumptions about which products will be subject to the tax, we estimate its effect on the Company would have been less than $30 million.

- The legislation should serve to increase the population that will have access to drugs by expanding Medicaid eligibility to 133% of the Federal Poverty Level. It also will create separate health benefit exchanges through which individuals and small businesses can purchase coverage. Quantifying this impact is not possible at this time. This portion of the legislation does not go into effect until January 1, 2014.

- Finally, the legislation changes the taxation of subsidies received by employers as a result of funding prescription drug benefits for retirees under the Medicare Prescription Drug Improvement and Modernization Act of 2003. The elimination of this benefit resulted in an initial $25 million charge to income taxes in the first quarter of 2010 and is expected to add an annual income tax cost of approximately $4 million at today's tax rates.

We anticipate that the provisions in the first and third bulleted paragraphs above will decrease sales by $20 million for 2010, including $10 million recognized in the first half.

### *Contingencies*

Change of Control

As discussed in note 13 to the condensed consolidated financial statements, Novartis has exercised its call option to purchase all of Nestlé's controlling ownership of Alcon. The consummation of the transaction under the option right is subject to regulatory approvals. The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon a change of control in the ownership of Alcon, the Company's share-based compensation awards granted to employees prior to January 1, 2009 will vest immediately. However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control. If Alcon is not the surviving corporation under a change in control, the equivalent value of the successor's securities may be substituted for Alcon shares under the awards. The Company does not expect the acceleration of vesting will have a material impact on the results of operations.

The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants in the event the Company undergoes a change of control. Management estimates that a contribution of between $140 million to $160 million to the trust would be required.

Certain U.S. defined benefit plans contain change of control provisions such that, upon a change in control in the ownership of Alcon, such as Novartis's intended purchase of Nestlé's common shares of Alcon, the Company immediately would recognize special termination benefits and curtailment charges, and payments of related pension benefits would be accelerated. Management estimates that such charges would impact the Company's results of operations by between $70 million to $90 million in the period in which a change of control occurs.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually significant to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Under a change of control, the participants may or may not be migrated to another plan, and additional contributions by the Company may or may not be required in any new single-employer plans.

Upon consummation of a change of control, we will no longer benefit from certain synergies as a result of our ownership by Nestlé. Alcon has taken advantage of the synergies in several functional areas. We do not anticipate a significant financial impact to Alcon due to the loss of these synergies because we are currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control. However, no assurances can be made at this time.

On July 7, 2010, the Company created and funded $50 million to the Alcon Litigation Trust pursuant to a resolution of the Alcon board of directors, as discussed in note 13 to the condensed consolidated financial statements. The trust agreement sets forth the conditions under which the trust may expend the funds and provides that, upon termination of the trust, its remaining property will be returned to the Company. Accordingly, the Company intends to record the initial funding as an asset that subsequently may decrease in carrying amount to the extent the trust expends its funding.

Other Contingencies

On May 6, 2010, we commenced a voluntary corrective action on our *CONSTELLATION*® vision system that the U.S. Food and Drug Administration ("FDA") has classified as a Class 1 recall. We have submitted a 510(k) application to the FDA requesting approval of software and hardware modifications to the system. We do not expect this action to have a material impact on our financial results.

We are aware of and are monitoring issues regarding climate change regulations but have not identified impacts on our operations of a material nature.

As further discussed in note 14 to the condensed consolidated financial statements, the Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

*Cash Flows*

During the six months ended June 30, 2010, the Company generated operating cash flow of $1,310 million, compared to $1,115 million in 2009. The increase primarily reflected the Company's net earnings improvement over 2009.

*Investing Activities*

Net cash used in investing activities in the six months ended June 30, 2010 was $764 million, compared to $80 million used in investing activities in 2009. Sales and maturities of investments provided cash from investing activities to a greater extent in 2009 than in 2010, as certain adjustments were made in the investment portfolio. The Company increased its investing activities in 2010 through an acquisition, the purchase of intangible assets and adjustments to the investment portfolio.

Capital expenditures in 2010 grew slightly from 2009. Our capital expenditures were made principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure. In 2009, we broke ground to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  Construction continued in 2010, and we plan for the 331,000 square foot facility to be fully functional in 2012.

In January 2010, we acquired Optonol, Ltd., a medical device company that develops, manufactures and markets novel miniature surgical implants used to lower intraocular pressure in patients with glaucoma.  With this acquisition, Alcon acquired Optonol's *Ex-PRESS*® ophthalmic glaucoma device.  This medical device will complement Alcon's pharmaceutical products that lower intraocular pressure in patients with glaucoma and ocular hypertension, and will be additive to the Company's growth opportunities.

The device is currently reimbursed in the U.S by Medicare and other payors, and it is also approved and currently marketed in Europe, Canada, Australia and several other countries.  Because the product is already approved in the United States and other major markets, it began contributing commercially in the first quarter of 2010.

In the first quarter of 2010, we also purchased certain intangible assets.  The intangible assets included the technology and licenses to manufacture, market and sell *Durezol*™ ophthalmic steroid for post-surgical ocular pain and inflammation.  We were unable to complete a purchase of the technology and rights to *ZIRGAN*™ topical ophthalmic gel for herpetic keratitis during the first half of 2010.

On July 6, 2010, the Company entered into a stock purchase agreement to acquire 100% of the outstanding common shares of LenSx Lasers, Inc.  LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complimentary technology in cataract surgery.  LenSx's laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including the capsulorhexis corneal incisions and segmentation of the lens.  Currently these steps are done manually with surgical instruments.

The Company will pay $362 million in cash at closing to LenSx shareholders for their shares, plus maximum contingent payments of $383 million based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones. The closing of this acquisition is subject to receipt of required regulatory approvals and customary closing conditions.

*Financing Activities*

During the six months ended June 30, 2010, we decreased our short term borrowings by $316 million.  Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

In February 2010, approximately 1.3 million employee share-settled stock appreciation rights and approximately 168,000 employee stock options became exercisable.  The exercise price applicable to these instruments was $130.56 per share.  During 2010, approximately 833,000 stock options were exercised, providing proceeds of $56 million to the Company, and approximately 364,000 share-settled stock appreciation rights were exercised.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that were granted in 2002 and 2003, as well as for share-based awards granted after December 31, 2007.  Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012.  To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.  Through June 30, 2010, we cumulatively have purchased approximately 25.4 million Alcon common shares (including approximately 77,000 shares in 2010) for $2,719 million (including $12 million in 2010).

In December 2008, as a result of the agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company continues to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 20, 2010, we declared a dividend of CHF 3.95 per common share, or approximately $3.44 per common share at the exchange rate in effect on May 20, 2010, totaling $1,037 million.

*Capital Resources*

We expect to meet our current working capital and liquidity needs primarily through cash and cash equivalents, the liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below or other debt, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

*Credit and Commercial Paper Facilities*

As of June 30, 2010, the Company had credit and commercial paper facilities totaling approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility. As of June 30, 2010, no borrowings under the commercial paper were outstanding.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($57 million) maturing in January 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness are comparable to the fees that would be paid in an arm's-length transaction. The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

The Company also had available commitments of $73 million under unsecured revolving credit facilities with Nestlé and its affiliates; at June 30, 2010, $8 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $783 million under which there was an aggregate outstanding balance of $283 million at June 30, 2010. Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.2% at June 30, 2010.

*Valuation of Financial Instruments*

The Fair Value Measurements and Disclosures Topic of the FASB's Accounting Standards Codification ("ASC") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds primarily in liquid, short term high-quality fixed income investments or equity securities. The investments are held at a global custodian and priced using the custodian's pricing matrix, which primarily includes broker/dealer quotes in active markets. The pricing on these securities has not been adjusted by the Company. We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source and method for each asset class. Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 6 to the condensed consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment managers.  These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements.

As discussed in note 6 to the condensed consolidated financial statements, in connection with certain acquisitions, the Company agreed to potential contingent payments, with an estimated fair value of $88 million, upon the achievement of certain future research and development milestones and/or certain revenue objectives. These contingent liability payments were classified as Level 3 under the fair value hierarchy and were valued using discounted probability weighted cash flow models.  The sensitivities of the estimates to the assumed probabilities are discussed in that same note.

The Company's financial assets and liabilities presented at fair value and categorized as Level 3 as of June 30, 2010 and December 31, 2009 were summarized in the table presented below:

| | June 30, 2010 | December 31, 2009 |
|---|---|---|
| | (in millions) | |
| Level 3 assets | $ 7 | $ 22 |
| Total assets | $ 8,599 | $ 8,686 |
| Total financial assets measured at fair value | $ 868 | $ 559 |
| Level 3 assets as a percent of total assets | Less than 1% | Less than 1% |
| Level 3 assets as a percent of total financial assets measured at fair value | 1% | 4% |
| Level 3 liabilities | $ 88 | $ 71 |
| Total liabilities | $ 2,571 | $ 2,781 |
| Total financial liabilities measured at fair value (including short term borrowings) | $ 442 | $ 736 |
| Level 3 liabilities as a percent of total liabilities | 3% | 3% |
| Level 3 liabilities as a percent of total financial liabilities measured at fair value | 20% | 10% |

For a further discussion regarding the measurement of financial instruments, see note 6 to the condensed consolidated financial statements.


*Market Risks*

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks.  At June 30, 2010, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 15% of the outstanding balance of our gross accounts receivable.  No single customer accounted for more than 10% of the Company's consolidated sales in the six months ended June 30, 2010.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 23 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk.  This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged.  A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

**New Accounting Standards**

In September 2009, the FASB issued Accounting Standards Update No. 2009-13, "Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force."  This update provides amendments to ASC Topic 605, "Revenue Recognition" for the measurement of revenue under multiple-deliverable revenue arrangements.  The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company continues to review this update and has not yet determined the impact, if any, of its adoption on the Company's consolidated financial statements.

**ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

**Currency Risk**

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates.  Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates.  Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities.  Regarding foreign currency forward contracts, an instantaneous 10% appreciation in the value of foreign currencies against the U.S. dollar at June 30, 2010 would have decreased our earnings before income taxes by approximately $70 million.  We believe that such losses would be primarily offset by gains on the underlying foreign currency assets or liabilities.

At June 30, 2010, our financial instruments were as follows:

$582 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

$90 million equivalent notional amount of foreign currency forward contracts intended to offset exposure resulting from withholding taxes (denominated in Swiss francs) related to the payment of Alcon dividends in June 2010.

$3 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$20 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans (denominated in euros) held by Alcon.


**Interest Rate Risks**

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position.  At June 30, 2010, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.2% at June 30, 2010) instrument.  At June 30, 2010, the fair value of the interest rate swap was $1 million, based on market data including the relevant interest rate.  The equivalent notional principal amount at June 30, 2010 was $57 million.

At June 30, 2010, our interest rate sensitivity was largely dependent on the following balance sheet components:

**Interest Rate Sensitivity**

| | Fair Value/ Notional Amount Segment | Annual Pretax Earnings Effect | |
| --- | --- | --- | --- |
| | | 100 Basis Points Decrease in Rates | 100 Basis Points Increase in Rates |
| **Variable Rate Instruments** | | (in millions) | |
| Assets: | | | |
| Cash and Cash Equivalents - Variable Rate | $ 2,295 | $ (23) | $ 23 |
| | | | |
| Liabilities: | | | |
| Short Term Debt - Variable Rate | 291 | 3 | (3) |
| Interest Rate Swaps – Variable Rate | 57 | 1 | (1) |
| Net | | $ (19) | $ 19 |

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters. The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $850 million at June 30, 2010; of which $395 million were U.S. government and agency securities, $14 million were mortgage-backed securities, $438 million were corporate debt securities and $3 million were state and municipal securities.

*Equity and Other Market Risk*

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of market conditions late in 2008. In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility. In January 2009, the Company sold its investment in real estate investment trusts. The Company has filed redemption requests with the managers of the hedge funds and received the majority of the proceeds of these redemptions during 2009. Proceeds from these liquidations in 2009 were reinvested primarily in cash, cash equivalents and investment-grade fixed income investments. The Company expects to receive additional proceeds from the remaining hedge funds redemptions during 2010 and possibly 2011.

We purchase equity securities and other investments as part of our overall investment strategy for corporate liquidities. The Company's hedge fund investments are professionally managed by firms with long term performance records. Asset allocation and manager performance are monitored regularly. At June 30, 2010, the fair value of the Company's equity securities and hedge funds were $2 million, and $7 million, respectively. The equity securities were classified as available-for-sale, while the hedge funds were classified as trading securities.

The values of these investments are subject to market price volatility. The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

| | Value of Securities Given Hypothetical 10% Decline in Price of All Securities | Fair Value as of June 30, 2010 (in millions) | Value of Securities Given Hypothetical 10% Increase in Price of All Securities |
|---|---|---|---|
| Equities | $ 2 | $ 2 | $ 2 |
| Hedge Funds | 6 | 7 | 8 |
| Total | $ 8 | $ 9 | $ 10 |

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently. Security market prices change in a more complex fashion than presented.

## ITEM 4.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the six-month period ended June 30, 2010 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

### PURCHASES OF EQUITY SECURITIES

| Period | Total Number of Shares Purchased (a)(b)(c) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)(b)(c) | Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (d) (e) |
|---|---|---|---|---|
| January 1 to 31, 2010 | 4,369 | $   155.67 | 4,369 | 1,759,660 |
| February 1 to 28, 2010 | 41,175 | 157.58 | 41,175 | 1,718,485 |
| March 1 to 31, 2010 | 10,204 | 162.33 | 10,204 | 1,708,281 |
| April 1 to 30, 2010 | 19,028 | 152.88 | 19,028 | 1,689,253 |
| May 1 to 31, 2010 | 1,174 | 151.76 | 1,174 | 1,688,079 |
| June 1 to 30, 2010 | 820 | 148.21 | 820 | 1,687,259 |
| Total | 76,770 | 156.75 | 76,770 | N/A |

(a)  Based on settlements occurring within the month.

(b)  Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)  In addition to the purchases disclosed in this table, during 2009 the Company also acquired 239 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)  On September 7, 2007, Alcon's board of directors authorized the purchase in the market of up to an additional 2,000,000 Alcon common shares.  The Company plans to use the acquired shares to cover expected future exercises of employee share-based awards.  From time to time, the Company may purchase shares in the open market.

(e)  In 2008, as a result of the agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company has continued to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

**CAUTION CONCERNING FORWARD LOOKING STATEMENTS**

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; resources devoted to research and development may not yield new products that achieve commercial success; changes caused by regulatory or market forces in the prices we receive for our products; the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism; inability to attract qualified personnel, which could negatively impact our ability to grow our business; difficulty protecting our intellectual property rights; the occurrence of environmental liabilities arising from our operations; a weakening economy could affect demand for our products; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

**TRADEMARKS**

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries. *Cipro*® and *CIPRODEX*® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG. Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer Schering Pharma AG.

**ITEM 5.  EXHIBITS**

| | |
|---|---|
| 101.INS | XBRL Instance Document |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |
| 101.DEF | XBRL Taxonomy Definition Linkbase Document |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Alcon, Inc.**
(Registrant)

Date: July 27, 2010          By: /s/ Martin Schneider
                             Name: Martin Schneider
                             Title: Attorney-in-Fact


Date: July 27, 2010          By: /s/ Stefan Basler
                             Name: Stefan Basler
                             Title: Attorney-in-Fact